BP


02005164

UNI[...] SECURITIES AND [...] COMMISSION
Washington, D.C. 20549


RECEIVED
JAN 23 2002
364

8-1-31-02

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SEC FILE NUMBER
8- 48239

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/00 (MM/DD/YY) AND ENDING 10/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LarsonAllen Financial ~~Inc.~~ LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 South Sixth Street - Suite #1000
(No. and Street)

Minneapolis, MN 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael D. McConnell, CPA, CFP, Principal 612-376-4643
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyum & Barenscheer PLLP
(Name — *if individual, state last, first, middle name*)

7800 Metro Parkway - Suite 200 Minneapolis, MN 55425
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael D. McConnell, Principal, CPA. CFP, Principal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LarsonAllen Financial, LLC, as of Dec 21, 19 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



MARY E. SANDELL
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

Notary Public

Signature

Principal

Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LARSONALLEN FINANCIAL, LLC

FINANCIAL STATEMENTS

OCTOBER 31, 2001 AND 2000

LARSONALLEN FINANCIAL, LLC
TABLE OF CONTENTS
OCTOBER 31, 2001 AND 2000

BOYUM & BARENSCHEER PLLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Governors
LarsonAllen Financial, LLC
Minneapolis, Minnesota

We have audited the accompanying balance sheet of LarsonAllen Financial, LLC as of October 31, 2001, and the related statements of net income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of LarsonAllen Financial, LLC as of October 31, 2000 were audited by other auditors whose report dated December 7, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of LarsonAllen Financial, LLC as of October 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of net capital as of October 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyum + Barenscheer PLLP

Minneapolis, Minnesota
December 12, 2001

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

LARSONALLEN FINANCIAL, LLC.
BALANCE SHEETS
OCTOBER 31, 2001 AND 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	$ 697,606	$ 677,871
Accounts Receivable, Net	134,600	106,143
Receivable from Member	0	374,436
Total Current Assets	$ 832,206	$ 1,158,450
PROPERTY AND EQUIPMENT (AT COST)		
Equipment and Software	$ 91,888	$ 80,818
Accumulated Depreciation and Amortization	(48,561)	(28,908)
Net Property and Equipment	$ 43,327	$ 51,910
Total Assets	$ 875,533	$ 1,210,360
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable	$ 17,573	$ 181
Accrued Payroll & Related Benefits	19,801	41,383
Payable to Member	14,534	0
Deferred revenue and other accrued expenses	19,150	143
Total Current Liabilities	$ 71,058	$ 41,707
MEMBER'S EQUITY		
Capital	$ 25,000	$ 25,000
Retained Earnings	779,475	1,143,653
Total Member's Equity	$ 804,475	$ 1,168,653
Total Liabilities and Members' Equity	$ 875,533	$ 1,210,360

See Accompanying Notes to Financial Statements.

LARSONALLEN FINANCIAL, LLC.
STATEMENTS OF NET INCOME
FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001	2000
REVENUE	$ 1,855,578	$ 2,078,712
EXPENSES		
Service Charge from Member	$ 35,578	$ 96,973
Payroll & Related Costs	875,644	804,849
Other Administrative Costs	688,877	379,537
Depreciation & Amortization	19,657	17,337
Total Expenses	$ 1,619,756	$ 1,298,696
NET INCOME	$ 235,822	780,016

See Accompanying Notes to Financial Statements.

LARSONALLEN FINANCIAL, LLC.
STATEMENTS OF MEMBER'S EQUITY
FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	CAPITAL	RETAINED EARNINGS	MEMBER'S EQUITY
Balance at October 31, 1999	$ 25,000	$ 563,637	$ 588,637
Net Income	-	780,016	$ 780,016
Member's Distributions	-	(200,000)	(200,000)
Balance at October 31, 2000	$ 25,000	$ 1,143,653	$ 1,168,653
Net Income	-	235,822	235,822
Member's Distributions	-	(600,000)	(600,000)
Balance at October 31, 2001	$ 25,000	$ 779,475	$ 804,475

See Accompanying Notes to Financial Statements.

LARSONALLEN FINANCIAL, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED OCTOBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash Receipts from Customers	2,201,557	$ 1,784,924
Cash Paid to Employees & Suppliers	(1,570,750)	(1,304,420)
Net Cash Provided by Operating Activities	$ 630,807	$ 480,504
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sale of Equipment	$ -	$ 22,536
Purchases of Equipment	(11,073)	(29,811)
(Increase) Decrease in Investments	-	20,000
Net Cash Used by Investing Activities	$ (11,073)	$ 12,725
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's Distributions	$ (600,000)	$ (200,000)
Net Cash Used by Financing Activities	$ (600,000)	$ (200,000)
NET INCREASE IN CASH IN CASH AND CASH EQUIVALENTS	$ 19,734	$ 293,229
Cash and Cash Equivalents - Beginning of Period	677,871	384,642
CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 697,605	$ 677,871
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net Income	$ 235,822	$ 780,016
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation & Amortization	19,657	17,337
(Increase) Decrease in Receivables and Work in Process	345,979	(293,788)
(Increase) Decrease in Prepaid Expenses	0	4,641
Increase (Decrease) in Accounts Payable	17,392	(1,283)
Increase (Decrease) in Accrued Payroll & Related Benefits	(21,582)	(26,402)
Increase in Payable to Member	14,534	0
Increase (Decrease) in Deferred Revenue and Other Accrued Expenses	19,005	(17)
Net Cash Provided by Operating Activities	$ 630,807	$ 480,504

See Accompanying Notes to Financial Statements.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

LarsonAllen Financial, LLC (the Company), a Minnesota limited liability company, was organized on February 15, 1995 for the purpose of registering with the Securities and Exchange Commission (SEC) and joining the National Association of Securities Dealers (NASD) as a broker/dealer. The Company is wholly owned by Larson, Allen, Weishair & Co., LLP. The Company is engaged in corporate finance, mergers and acquisitions and financial advisory services in the upper Midwest.

Effective October 27, 1995, the Company became licensed with the SEC as a registered broker/dealer.

Revenue Recognition

Revenues from consulting and asset management services are recognized in the period the service is provided. Work in process represents unbilled amounts for services performed. Deferred revenue represents amounts collected in excess of services performed to date.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of money market instruments having an original maturity of three months or less and bank accounts. At times such deposits may exceed federally insured limits.

Accounts Receivable

Accounts receivable from customers relate to services provided. The Company does not customarily require collateral for providing such services. The allowance for doubtful accounts at October 31, 2001 and 2000 was $10,000 and $16,000, respectively. At October 31, 2001, one customer accounted for approximately 42% of accounts receivable and a second customer accounted for approximately 32% of accounts receivable. At October 31,2000, one customer accounted for approximately 82% of accounts receivable and a second customer accounted for approximately 13% of accounts receivable.

Depreciation

Property and equipment are depreciated over their estimated useful lives by use of the straight-line method.

The estimated useful lives of the property and equipment are as follows:

Description	Useful Lives
Equipment	3-10 Years
Software	3 Years

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended October 31, 2001 and 2000 was $3,174 and $9,056, respectively.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 PROFIT SHARING PLAN

The company participates in the Larson, Allen, Weishar & Co., LLP Profit Sharing Plan and Trust. The plan is a defined contribution profit sharing plan established to provide retirement benefits to employees and principals who have met certain participation requirements. Each year the Company may, at the discretion of the Board of Directors, contribute to the plan a basic contribution and an integrated contribution. Participants may elect to make contributions through earnings reduction up to the annual deferral limit allowed under the Internal Revenue Code. The Company contributed $4,789 and $11,821 for the years ended October 31, 2001 and 2000, respectively.

NOTE 3 RELATED PARTY DISCLOSURES

The Company has an agreement with the member for the provision of services at a predetermined rate. For the years ended October31, 2001 and 2000, charges for these services were $35,578 and $96,973, respectively. In addition, the Company was advanced $14,534 from its sole member as of October 31, 2001 and advanced $374,436 to its sole member as of October 31, 2000.

NOTE 4 NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October31, 2001, the Company had net capital of $626,548 as defined by Rule 15c3-1, which was $621,548 in excess of its required net capital of $5,000. The Company had indebtedness at October31, 2001 in the amount of $71,058.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's 5th Focus filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k) (2) (i) exemption.

LARSONALLEN FINANCIAL, LLC.
SCHEDULE OF NET CAPITAL
AS OF OCTOBER 31, 2001

OWNERSHIP EQUITY		
Member's Capital	$	25,000
Treasury Stock		-
Additional Paid-In Capital		-
Member Distributions		(600,000)
Retained Earnings		1,143,653
Net Profit/Loss		235,822
Total Ownership Equity	$	804,475
NON-ALLOWABLE ASSETS		
Current Assets:		
Accounts Receivables, Net	$	134,600
Work In Process		-
Prepaid Expenses		-
Long-Term Assets:		
Property and Equipment (Net)		43,327
Total Non-Allowables	$	177,927
Tentative Net Capital	$	626,548
HAIRCUTS ON PROPRIETARY POSITIONS		
Investments at 100% Haircut	$	-
Inventory Long at 15% Haircut		-
Investments Long at 15% Haircut		-
Inventory Short at 15% Haircut		-
Total Haircuts	$	-
Net Capital	$	626,548

AGGREGATE INDEBTEDNESS

Accounts Payable	$	17,573
Accrued Payroll & Related Benefits		19,801
Deferred Revenue and Other		33,684
Total	$	71,058

REQUIRED NET CAPITAL

NASD Required N.C. (6.67% Aggr. Ind.) OR $5000 whichever is Greater	$	5,000
SEC Early Warning Requirement (120% Required N.C.)		6,000
Required Net Capital	$	5,000

EXCESS NET CAPITAL

Net Capital	$	626,548
Required Net Capital		5,000
Excess Net Capital	$	621,548

AGGREGATE INDEBTEDNESS/NET CAPITAL RATIO

Aggregate Indebtedness	$	71,058
Net Capital	$	626,548
Ratio		.11 to 1

BOYUM & BARENSCHEER PLLP

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

December 12, 2001

Board of Governors
LarsonAllen Financial LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of LarsonAllen Financial, LLC for the year ended October 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by LarsonAllen Financial, LLC that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13, and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of the internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

7800 Metro Parkway, Suite 200, Minneapolis, MN 55425 952-854-4244 Fax 952-854-0832

Board of Governors
LarsonAllen Financial LLC

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weakness under standards by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at October 31, 2001 to meet the Commission's objectives in all material respects.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Boyum + Barenscheer PLLP

Minneapolis, Minnesota
December 12, 2001